UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: June 1, 2007

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The Company’s parent Company, Priortech Ltd (“Priortech”)., which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, a new accounting standard (Accounting Standard No. 30 of the Israel Accounting Standard Board which was published in March 2007 (the “Standard”)). The Standard is based on the International Accounting Standard No. 38 which determines the accounting treatment, realization, measurement and disclosure demands regarding intangible assets.

Until the Standard became valid, the practice in Israel had been to write off research and development expenses in the profit and loss statement. According to the Standard, development expenses for research or minor adaptation of existing products and applications will continue to be written-off in the profit and loss statement. Development of new products and new implementations will be capitalized as an asset as long as they comply with the conditions set forth in the Standard. These conditions include, amongst other things, technological feasibility evidence; intention and ability to complete development of the intangible assets and to use it or sell them; expectation of future economic benefits from the intangible asset; existence of technical resources; financial resources and the ability to measure the expenses which can be attributed to the asset during its development.

Intangible assets with finite useful life are amortized. Intangible assets with indefinite useful life are not depreciated. The Standard requires that the amortization period and the amortization method for an intangible asset with a finite useful life shall be reviewed by the Company at least at each financial year-end, or at any time there is an indicator that the asset may be impaired.

The amount of Camtek’s capitalized development expenses, reflected on Priotech’s consolidated statements for 31 March 2007 was NIS 9,938 thousand or app. US$ 2,453 thousand.

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Another item of disclosure in Priortech’s reports reflects the fact that on March 31, 2007, Camtek had open forward positions in US dollars on the NIS exchange rate, that were as displayed in the following table:

Amount	Repayment date	Transaction date	Exchange Rate NIS/US$	Fair Value
$600,000	25.05.07	27.02.07	4.2025	NIS 30,240
$600,000	25.05.07	02.03.07	4.204	NIS 31,140
$1,200,000	25.05.07	09.03.07	4.1875	NIS 47,974
$600,000	25.05.07	15.03.07	4.1988	NIS 29,760
$600,000	25.05.07	22.03.07	4.1826	NIS 20,040
$600,000	25.05.07	29.03.07	4.1636	NIS 8,640

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